UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For  the  month  of          March,  2003

Commission  File  Number     0-29586

                              EnerNorth industries inc.
                    (FORMERLY: ENERGY POWER SYSTEMS LIMITED)
                    ----------------------------------------
                    (Address of Principal executive offices)


      2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
      --------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F    X          Form  40-F
          -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Yes                          No     X
                                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

     Yes                     No   X
                               ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82-  _________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     EnerNorth  industries  inc.
     (formerly:  Energy  Power  Systems  Limited)


Date:  May 15,  2003                    By:____"Sandra J. Hall"____ ______
     ---------------------                       -------------------------------
     Sandra  J.  Hall,
President,  Secretary  &  Director

                                EnerNorth Industries Inc.
                     (Formerly Energy Power Systems Limited)





                        Consolidated Financial Statements
                                March 31, 2003
                                   (Unaudited)
                         (Expressed in Canadian Dollars)

ENERNORTH  INDUSTRIES  INC.
CONSOLIDATED  BALANCE  SHEETS
(EXPRESSED  IN  CANADIAN  DOLLARS)

--------------------------------------------------------------------------------
                                             MARCH 31, 2003    JUNE 30, 2002
                                                    (UNAUDITED)        (AUDITED)
ASSETS
Current
Cash                                                 $5,363,439       $5,610,621
Marketable securities	                                  185,111
283,800
Receivables                                           3,028,200        5,218,201
Due from co-venturer                                  1,151,569          159,110
Inventories and work in progress                      1,104,317        2,652,816
Prepaid expenses                                        159,022           59,618
Future income tax asset                                  61,473           61,473
------------------------------------------  -------------------  ---------------
Total current assets                                 11,053,131       14,045,639

Oil and gas interests (net of accumulated
        depletion)                                    4,424,126        4,400,078
Capital assets (net of accumulated
        depreciation and amortization)                2,766,627        2,834,859
Investment                                            3,500,000        3,500,000
Future income tax asset                                 533,527          533,527
------------------------------------------  -------------------  ---------------
                                                    $22,277,411      $25,314,103
                                            ===================  ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness                                    $1,151,443       $1,462,766
Accounts payable and accrued liabilities              1,466,273        4,022,114
Due to shareholders                                     312,419          628,346
Current portion of long-term debt                       185,925          185,925
Future income tax liability                             432,490          432,490
------------------------------------------  -------------------  ---------------
Total current liabilities                             3,548,550        6,731,641

Long-term debt                                          383,604          501,670
Future income tax liability                              22,110           22,110
------------------------------------------  -------------------  ---------------
Total liabilities                                     3,954,264        7,255,421
------------------------------------------  -------------------  ---------------

Shareholders' equity
Capital stock                                        43,339,132       42,096,732
Deficit                                             (25,015,985)
(24,038,050)
------------------------------------------  -------------------  ---------------
Total shareholders' equity                          $18,323,147      $18,058,682

                                                    $22,277,411      $25,314,103
                                            ===================  ===============



The accompanying notes to the financial statements are an integral part of these financial statements

ENERNORTH  INDUSTRIES  INC.
CONSOLIDATED  STATEMENT  OF  LOSS AND DEFICIT
(UNAUDITED)
(EXPRESSED  IN  CANADIAN  DOLLARS)

                                                              FOR THE NINE
FOR THE THREE
                                                              MONTH PERIOD
MONTH PERIOD
                                                           ENDING MARCH 31
ENDING MARCH 31
                                                          2003            2002
2003            2002
--------------------------------------------------------------------------------
---------------------------------
Sales                                                  $18,007,207
$16,669,646      $2,983,333      $2,318,214
Cost of sales (including depreciation
 and depletion of $315,088;
   2002 - $184,120)                                     15,653,176
14,435,648       2,573,261       1,962,292
---------------------------------------------------  --------------  -----------
---  --------------  --------------
Gross profit                                             2,354,031
2,233,998         410,072         355,922
---------------------------------------------------  --------------  -----------
---  --------------  --------------

Administrative expenses                                  3,262,392
2,428,079       1,255,540       1,217,500
Amortization of goodwill                                         -
195,943               -          65,314
Amortization of capital assets                              60,544
100,053          20,217          18,414
Interest and bank charges                                  117,056
55,317          37,417          12,741
Interest on long-term debt                                  36,169
45,035          10,966          12,564
---------------------------------------------------  --------------  -----------
---  --------------  --------------
                                                         3,476,161
2,824,427       1,324,140       1,326,533
---------------------------------------------------  --------------  -----------
---  --------------  --------------
Loss before the following                                (1,122,130)
(590,429)       (914,068)       (970,611)

Write down of asset held for sale                                 -
(231,251)              -               -
Other income                                                144,195
661,335          42,389         649,631
---------------------------------------------------  --------------  -----------
---  --------------  --------------

Net loss                                                  ($977,935)
($160,345)      ($871,679)      ($320,980)


Deficit, beginning of period                            (24,038,050)
(20,849,848)    (24,144,306)    (20,689,213)
---------------------------------------------------  --------------  -----------
---  --------------  --------------
Deficit, end of period                                 ($25,015,985)
($21,010,193)   ($25,015,985)   ($21,010,193)
====================================================   =============
=============   =============   =============


Net loss  per Common Share
Net loss per share                                           ($0.21)
($0.06)        ($0.19)         ($0.12)
Weighted average common shares
     outstanding (thousands)                                  4,649
2,661          4,649           2,661

Fully Diluted net loss per Common Share
Net loss per share                                     Antidilutive
Antidilutive   Antidilutive   Antidilutive




The accompanying notes to the financial statements are an integral part of these financial statements

ENERNORTH  INDUSTRIES  INC.
CONSOLIDATED  STATEMENTs  OF  CASH  FLOWS
(UNAUDITED)
(EXPRESSED  IN  CANADIAN  DOLLARS)
----------------------------------

                                              FOR THE NINE MONTH PERIOD    FOR
THE THREE MONTH PERIOD
                                                  ENDING MARCH 31
ENDING MARCH 31
                                                  2003          2002
2003          2002
                                              ------------  ------------  ------
------  ------------


Cash flows provided by (used in)

Operating activities
Net loss                                         ($977,935)    ($160,345)
($871,679)     ($320,980)
Adjustments to reconcile net loss to
net cash provided by operating activities
   Amortization of goodwill                             -        195,943
-          65,314
   Amortization and depletion                      375,632       288,556
127,116         81,248
   (Gain) loss on sale of capital assets                 -        (7,703)
-            551
   Write down of marketable securities                   -        83,181
-             -
   Gain on sale of marketable securities           (61,165)           -
(970)            -
   Write down of inactive capital assets                -        231,251
-             -
   Future income taxes, net                             -           (749)
-             -
--------------------------------------------  ------------  ------------  ------
------  ------------
                                                  (663,468)      630,134
(745,533)     (173,867)
Net change in non-cash working capital
   Receivables                                   2,190,001       951,518
3,287,990     3,162,214
   Inventories and work in progress              1,548,499      (424,234)
38,758       437,964
   Prepaid expenses                                (99,404)      (36,928)
(45,459)        1,264
   Accounts payable and accrued liabilities     (2,555,841)   (1,586,632)
(1,930,513)   (2,547,423)
--------------------------------------------  ------------  ------------  ------
------  ------------
                                                   419,787      (466,142)
605,243       880,152
--------------------------------------------  ------------  ------------  ------
------  ------------

Financing activities
Bank indebtedness                                 (311,323)      152,332
(827,158)       73,246
Long term debt, net                               (142,507)     (165,133)
(47,133)      (51,372)
Repayment to shareholders                         (315,927)     (884,099)
(2,581)     (550,584)
Issue of common shares                           1,242,400     9,596,471
(745)    3,617,860
--------------------------------------------  ------------  ------------  ------
------  ------------
                                                   472,643     8,699,571
(877,617)    3,089,150
--------------------------------------------  ------------  ------------  ------
------  ------------

Investing activities
Purchase of capital assets                        (102,295)     (96,253)
(53,285)       (7,263)
Proceeds from sale of capital assets                     -       21,700
-          9,700
Oil and gas interests                             (204,712)  (2,680,215)
(166,407)   (1,671,076)
Due from co-venturer                              (992,459)      25,257
(31,356)      373,926
Marketable securities                              159,854     (180,744)
(17,103)       45,144
--------------------------------------------  ------------  ------------  ------
------  ------------
                                                (1,139,612)   (2,910,255)
(268,151)   (1,249,569)
--------------------------------------------  ------------  ------------  ------
------  ------------

Net (decrease) increase in cash                   (247,182)    5,323,174
(540,525)    2,719,733
Cash, beginning of period                        5,610,621     1,242,621
5,903,964     3,846,062
--------------------------------------------  ------------  ------------  ------
------  ------------
Cash, end of period                             $5,363,439    $6,565,795
$5,363,439    $6,565,795
============================================  ============   ===========
===========  ============


Cash, end of period consists of:
Cash                                            $1,624,160    $6,565,795
$1,676,704    $6,565,795
Money market funds                              $3,739,279            $0
$3,739,279            $0


The accompanying notes to the financial statements are an integral part of these financial statements

ENERNORTH  INDUSTRIES  INC.
CONSOLIDATED  STATEMENTS  OF  SEGMENTED  INFORMATION
(UNAUDITED)  (EXPRESSED  IN  CANADIAN  DOLLARS)


FOR  THE  NINE  MONTHS  ENDING  MARCH  31,  2003
--------------------------------------------------

                                                      Industrial
                                                      & Offshore   Oil & Gas
Corporate      Total
                                                      -----------  ----------  -
---------  -----------
Revenue                                                17,534,660     472,547
-    18,007,207

Interest expense                                          149,505          -
3,720      153,225

Amortization and depletion                                194,968     180,664
-       375,632

Net earnings (loss)                                       147,947      41,759
(1,167,641)    (977,935)

Capital assets and
   oil and gas interests                                2,766,627   4,424,126
-    7,190,753



FOR THE NINE MONTHS ENDING MARCH 31, 2002
----------------------------------------------------

                                                      Industrial
                                                      & Offshore   Oil & Gas
Corporate   Total
                                                      -----------  ----------  -
---------  -----------
Revenue                                                16,268,041     401,605
-    16,669,646

Interest expense                                           95,916          -
4,436      100,352

Amortization and depletion                                441,437      43,062
-       484,499

Net earnings                                              (67,071)    106,670
(132,155)     (92,556)

Capital assets and
   oil and gas interests                                2,721,386   4,654,646
-     7,376,032


FOR THE THREE MONTH PERIOD ENDING MARCH 31, 2003
----------------------------------------------------

                                                      Industrial
                                                      & Offshore   Oil & Gas
Corporate   Total
                                                      -----------  ----------  -
---------  -----------
Revenue                                                 2,775,600     207,733
-      2,983,333

Interest expense                                           47,556          -
827       48,383

Amortization and depletion                                 67,123      59,993
-       127,116

Net earnings (loss)                                      (451,465)     68,416
(488,630)    (871,679)


FOR THE THREE MONTH PERIOD ENDING MARCH 31, 2002
----------------------------------------------------

                                                      Industrial
                                                      & Offshore   Oil & Gas
Corporate   Total
                                                      -----------  ----------  -
---------  -----------

Revenue                                                 2,168,316     149,898
-     2,318,214

Interest expense                                           25,154          -
151       25,305

Amortization and depletion                                132,208      14,354
-       146,562

Net earnings                                             (293,482)     40,529
(238)    (253,191)
                                                      -----------  ----------  -
---------  -----------


The accompanying notes to the financial statements are an integral part of these financial statements

ENERNORTH  INDUSTRIES  INC.
NOTES  TO  UNAUDITED  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  NINE  MONTH  PERIOD  ENDING  MARCH  31,  2003
---------------------------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)


1.   BASIS  OF  PRESENTATION

    These unaudited interim consolidated financial statements have been prepared by management following the same accounting policies and methods of computation asthe audited consolidated financial statements for the year ended June 30,2002. These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements together with notes for the year ended June 30, 2002. The unaudited consolidated financial results for the nine month period ending March 31, 2003 and 2002 include the accounts of the Company and its wholly owned subsidiary M&M Engineering Limited, a Newfoundland and Labrador company, and M&M's wholly-owned subsidiary M&M Offshore Limited, a Newfoundland and Labrador company. Operating results for the nine months ended March 31, 2003 are not indicative of the results that may be expected for the full year ending June 30, 2003.

2.     SEGMENTED  INFORMATION

     The Company's operations are separated into two distinct segments; the Industrial & Offshore Division, consisting of the consolidated operations of M&M Engineering Limited, a wholly owned subsidiary, and the Oil & Gas Division performing oil and gas exploration and production. M&M is an industrial contracting company performing fabrication and installation of process piping, installation of production equipment, steel tank erection, specialized welding services and industrial maintenance. Results for the nine month period and three month period ending March 31, 2003 and March 31, 2002 are presented in the Consolidated Statement of Segmented Information.

3.     COMPARATIVE FIGURES

The comparative financial statements have been reclassified from financial statements previously presented to conform to the presentation in the June 30, 2002 audited consolidated financial statements.

4.     SHARE  CAPITAL

(a)     Authorized  and  Issued:

     Authorized:
     -----------
     Unlimited  number  of  Common  Shares,  without  par  value
     Unlimited  number  of  Class  A  Preference  Shares,  Series  I
     Unlimited  number  of  Class  A  Preference  Shares,  Series  II

Issued
------
     Common  shares

                                                    #       Consideration
-------------------------------------------------------------------------
         Balance, as at June 30, 2002          10,578,645  $   42,096,732
         Issued pursuant to private placement   1,600,000       1,242,400
         Share consolidation                   (8,119,636)              -
         Balance, as at March 31, 2003          4,059,009  $   43,339,132
-------------------------------------------------------------------------




(b)     Common  share  purchase  warrants  outstanding consist of the following:



EXERCISE    EXPIRY                             2003          2002
PRICE       DATE                                  #            #
-----------------------------------------------------------------
$28.80	October 4, 2002                         -       32,000
US$ 13.35	May 9, 2002                             -       11,667
US$ 13.35	May 16, 2002                            -       11,667
US$ 13.35	March 13, 2003                          -       13,333
US$ 1.80	December 31, 2004                 533,332           -
-----------------------------------------------------------------
                                             533,332       68,667
=================================================================




(c)     Common  share  purchase  options  outstanding  consist of the following:



EXERCISE   EXPIRY                                      2002       2001
PRICE      DATE               HOLDER                      #          #
----------------------------------------------------------------------
$12.00     June 14, 2005      Consultant               7,000     7,000
$18.90     January 8, 2006    Directors and employees 91,333   107,500
----------------------------------------------------------------------
                                                      98,333   114,500
======================================================================


                                       -1-
                                  CERTIFICATION

I,  Sandra  J.  Hall,  President,  certify  that:

1. I have reviewed the unaudited Interim Consolidated Financial Statements for the nine-month period ended March 31, 2003 of EnerNorth Industries Inc. (formerly: Energy Power Systems Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls and procedures for financial reporting (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) Designed such internal controls and procedures for financial reporting, or caused such internal controls and procedures for financial reporting to be designed under their supervision, to provide reasonable assurances that the registrant's financial statements are fairly presented in conformity with generally accepted accounting principles;

     c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and internal controls and procedures for financial reporting as of the end of the period covered by this report ("Evaluation Date");

     d) Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures and internal controls and procedures for financial reporting based on our evaluation as of the Evaluation Date;

     e) Disclosed to the registrant's audit committee of the board of directors (or persons fulfilling the equivalent function):

          (i) All significant deficiencies and material weaknesses in the design or operation of internal controls and procedures for financial reporting which could adversely affect the registrant's ability to record, process, summarize and report financial information required to be disclosed by the registrant in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.), within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms; and

          (ii) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls and procedures for financial reporting; and

     f) Indicated in this report any significant changes in the registrant's internal controls and procedures for financial reporting or in other factors that could significantly affect internal controls and procedures for financial reporting made during the period covered by this report, including any actions taken to correct significant deficiencies and material weaknesses in the registrant's internal controls and procedures for financial reporting.

Date:     May 15,  2003
          -------------------



     "Sandra  J.  Hall"
     ------------------
Sandra  J.  Hall
President

                                  CERTIFICATION

I,  Scott  T.  Hargreaves,  Chief  Financial  Officer,  President, certify that:

1. I have reviewed the unaudited Interim Consolidated Financial Statements for the nine-month period ended March 31, 2003 of EnerNorth Industries Inc. (formerly: Energy Power Systems Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls and procedures for financial reporting (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) Designed such internal controls and procedures for financial reporting, or caused such internal controls and procedures for financial reporting to be designed under their supervision, to provide reasonable assurances that the registrant's financial statements are fairly presented in conformity with generally accepted accounting principles;

     c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and internal controls and procedures for financial reporting as of the end of the period covered by this report ("Evaluation Date");

     d) Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures and internal controls and procedures for financial reporting based on our evaluation as of the Evaluation Date;

     e) Disclosed to the registrant's audit committee of the board of directors (or persons fulfilling the equivalent function):

          (i) All significant deficiencies and material weaknesses in the design or operation of internal controls and procedures for financial reporting which could adversely affect the registrant's ability to record, process, summarize and report financial information required to be disclosed by the registrant in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.), within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms; and

          (ii) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls and procedures for financial reporting; and

     f) Indicated in this report any significant changes in the registrant's internal controls and procedures for financial reporting or in other factors that could significantly affect internal controls and procedures for financial reporting made during the period covered by this report, including any actions taken to correct significant deficiencies and material weaknesses in the registrant's internal controls and procedures for financial reporting.

Date:     May 15,  2003
          -------------------



     "Scott  T.  Hargreaves"
     -----------------------
Scott  T.  Hargreaves
Chief  Financial  Officer